MESA LABORATORIES, INC.

12100 WEST SIXTH AVENUE

LAKEWOOD, COLORADO 80228

April 20, 2015

By Edgar

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549-3561

Attn:	Katherine Maher

Re:	Mesa Laboratories, Inc. (the “Company”) Registration Statement on Form S-3 Amendment No. 1 Filed April 20, 2015 File No. 333-202487 Request for Acceleration

Dear Ms. Maher:

On behalf of the above-captioned Registrant and as its Chief Financial Officer, this letter will serve to respectfully request acceleration of the effective date of the Registration Statement on Form S-3, File No. 333-202487, to Thursday, April 23, 2015 at 10:00 a.m., Eastern Time, or as soon as practicable thereafter.

      We hereby acknowledge that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

●

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 20, 2015

Should you have any questions or comments or need any additional information, please contact me at my office (303-565-4828) or contact our securities counsel, Andrew N. Bernstein, Esq., at 303-770-7131.

Thank you for your assistance and cooperation in this filing.

Very truly yours, /s/ JOHN V. SAKYS John V. Sakys, Chief Financial Officer

cc:     Andrew N. Bernstein, Esq.